United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 27 June 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208556);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764)

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION, EXCEPT FOR INCLUSION OF FULL YEAR GUIDANCE, AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2025, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE

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COCA-COLA EUROPACIFIC PARTNERS

Unaudited results for the six months ended 27 June 2025

Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP in 2024 and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January 2024 of the period presented relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.
The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.
The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of 2024, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, additional considerations related to property sales, accelerated amortisation charges, expenses and releases related to certain legal provisions, acquisition and integration-related costs, net tax items arising from rate and law changes, inventory fair value step-up related to acquisition accounting, impairment charges and net impact related to European flooding. Comparable volume is also adjusted for selling days.
‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short term investments. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

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H1 2025 Total CCEP Key Financial Metrics[1]	As Reported		Comparable [1]	Change vs H1 2024			Adjusted Comparable[4]	Change vs H1 2024
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Volume (M UC)[2]	1,932		1,932	4.1%	5.5%		1,932	0.3%
Revenue per UC[2] (€)			5.36			1.1%	5.36		3.8%
Revenue (€M)	10,274		10,274	4.5%	4.5%	5.3%	10,274	1.8%	2.5%
Operating profit (€M)	1,364		1,390	19.4%	7.3%	8.0%	1,390	6.4%	7.2%
Diluted EPS (€)	1.99		2.02	15.0%	2.4%	3.1%
Interim dividend per share (€)		0.79

___________________________
Note: All footnotes included alongside the ‘Volume performance by category’ section
*Comparable volume movements adjust for the impact of selling day movements, with two fewer selling days in H1’25 versus H1’24

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H1 Financial Summary

H1 2025 Metric[1]	As Reported		Comparable[1]	Change vs H1 2024			Adjusted Comparable[4]	Change vs H1 2024
				As Reported	Comparable [1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Total CCEP
Volume (M UC)[2]	1,932		1,932	4.1%	5.5%		1,932	0.3%
Revenue (€M)	10,274		10,274	4.5%	4.5%	5.3%	10,274	1.8%	2.5%
Cost of sales (€M)	6,637		6,643	4.8%	5.1%	5.8%	6,643	1.7%	2.4%
Operating profit (€M)	1,364		1,390	19.4%	7.3%	8.0%	1,390	6.4%	7.2%
Profit after taxes (€M)	937		951	15.5%	2.9%	3.7%
Diluted EPS (€)	1.99		2.02	15.0%	2.4%	3.1%
Revenue per UC[2] (€)			5.36			1.1%	5.36		3.8%
Cost of sales per UC[2] (€)			3.46			1.6%	3.46		3.6%

Interim dividend per share* (€)		0.79

Europe
Volume (M UC)[2]	1,246		1,246	(1.9)%	(0.3)%		1,246	(0.3)%
Revenue (€M)	7,471		7,471	2.6%	2.6%	2.3%	7,471	2.6%	2.3%
Operating profit (€M)	1,070		1,053	21.3%	7.6%	7.2%	1,053	7.6%	7.2%
Revenue per UC[2] (€)			5.98			4.2%	5.98		4.2%

APS (Australia, Pacific & Southeast Asia)
Volume (M UC)[2]	686		686	17.1%	18.1%		686	1.5%
Revenue (€M)	2,803		2,803	10.0%	10.0%	13.9%	2,803	(0.5)%	3.1%
Operating profit (€M)	294		337	13.1%	6.3%	10.7%	337	3.1%	7.3%
Revenue per UC[2] (€)			4.23			(2.6)%	4.23		3.2%
*First half interim dividend per share of €0.79 (declared at Q1 & paid in May), calculated as 40% of the FY24 dividend

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H1 & Q2 Revenue Highlights[1],[4]
H1 Revenue: Reported +4.5%; Adjusted Comparable FXN +2.5%[4]
•A leading value creator, delivering solid revenue growth for retail customers in our key markets compared to FMCG peers
•NARTD YTD value share[5] +10bps in-store & broadly flat online
•Transactions growing ahead of volumes in Europe; behind in APS impacted by Indonesia
•Adjusted comparable volume +0.3%[4],[6] reflecting great in-market execution
–By geography:
◦Europe -0.3% (slightly ahead excl. Capri Sun) reflects solid growth in Q2, offset by impact of French sugar tax & strategic de-listing of Capri Sun (now annualised)
◦APS +1.5% reflecting:
▪Australia/Pacific (AP): mid-single digit increase driven by Australia & the Pacific Islands
▪Southeast Asia (SEA): volumes broadly flat with continued growth in the Philippines (cycling H1'24 +17%) offset by decline in Indonesia reflecting a weaker consumer backdrop
–By channel:
Away from Home (AFH) +0.4%, Home +0.1%
◦Europe: AFH +1.1% (Q1: +0.6%), Home -1.1% (Q1: -3.6%)
◦APS: AFH -0.3% (Q1: +0.9%), Home +5.0% (Q1: +4.5%)
▪Adjusted comparable revenue per unit case +3.8%[2],[3],[4] driven by positive headline pricing, promotional optimisation & positive pack mix
◦Europe: +4.2% reflecting headline price increases in France, Iberia & GB with annualisation of H2’24 pricing in Germany
◦APS: 3.2% reflecting headline price increases & promotional optimisation in Australia

Q2 Revenue: Reported +4.1%; Adjusted Comparable FXN +5.4%[4]
•Adjusted comparable volume +1.1%[4],[6] reflecting great in-market execution
–By geography:
◦Europe +1.2% reflecting later Easter timing & better weather in several markets
◦APS +0.9% reflecting:
▪AP: continued solid underlying momentum
▪SEA: low single-digit decline driven by double-digit volume decline in Indonesia, largely reflecting a weaker consumer backdrop, more than offsetting Philippines growth (cycling Q2'24 +18%)
–By channel: AFH +0.1%, Home +1.8%
◦Europe: AFH +1.4%; Home +1.1%
◦APS: AFH -1.4%, Home +5.6%
▪Adjusted comparable revenue per unit case +4.3%[2],[3],[4] driven by positive headline pricing, promotional optimisation & brand mix
◦Europe: +4.2% reflecting Q1 headline price increases (France & Iberia) & GB in Q2
◦APS: +4.4% reflecting headline price increases & promotional optimisation

VOLUMES NOTE – Year on year volume movements are disclosed on a comparable and adjusted comparable basis which (i) assumes the acquisition of Coca-Cola Beverages Philippines, Inc. occurred at the beginning of the comparative period & (ii) adjusts for the impact of two fewer selling days versus H1’24
Excluding selling days adjusted H1'25 volumes were CCEP -1.3% (Europe -1.9%, APS -0.1%)

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H1 Operating Profit, Other Highlights
H1 Operating profit: Reported +19.4%; Adjusted Comparable FXN +7.2%[4]
•Adjusted comparable cost of sales per unit case +3.6%[2],[3],[4] as expected, reflecting increased revenue per unit case driving higher concentrate costs, inflation in manufacturing & tax increases in France & GB
•Adjusted comparable operating profit of €1,390m, +7.2%[3],[4] reflecting top-line growth & ongoing productivity & efficiency programmes. Reported operating profit of €1,364m, +19.4% reflecting lower business transformation costs
•Comparable diluted EPS of €2.02, +3.1%[3] (reported €1.99, +15.0%)

Other
•Following the transfer of CCEP’s UK listing to the Equity Shares (Commercial Companies) category in November 2024, CCEP entered the FTSE UK Index Series in March 2025
•Sustainability highlights:
◦Carbon Disclosure Project's A list for Climate - 9th consecutive year
◦Sustainalytics ESG top-rated companies list for 2025

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SECOND QUARTER & FIRST HALF REVENUE PERFORMANCE BY GEOGRAPHY[1]
All values are unaudited and all references to volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA, total APS and total CCEP. All changes are versus prior year equivalent period unless stated otherwise.

	Second Quarter			First Half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,506	8.9%	8.5%	2,672	3.8%	3.6%
Germany	861	3.2%	3.2%	1,547	0.5%	0.5%
Great Britain	938	7.8%	7.2%	1,697	6.5%	5.0%
Iberia[9]	913	1.2%	1.2%	1,555	(1.0)%	(1.0)%
Total Europe	4,218	5.7%	5.5%	7,471	2.6%	2.3%
Australia / Pacific[11]	772	1.8%	10.3%	1,613	0.1%	5.1%
Southeast Asia[4],[12]	595	(3.4)%	(0.8)%	1,190	(1.2)%	0.3%
Total APS[4]	1,367	(0.5)%	5.3%	2,803	(0.5)%	3.1%

Total CCEP[4]	5,585	4.1%	5.4%	10,274	1.8%	2.5%

FBN[8]
▪H1 volumes broadly flat excluding Q1 impact of Capri Sun de-listing.
▪Double-digit volume growth in Monster across all markets driven by innovation with new listings for Monster Green & Ultra in the Netherlands.
▪France sugar tax increase contributed to volume decline of Coca-Cola Original Taste, partly offset by strong double-digit growth of Sprite driven by new listings.
▪H1 revenue/UC[10] growth driven by headline price increases, positive pack mix & the sugar tax increase in France.

Germany
•Q2 volume growth supported by timing of Easter; H1 low single-digit volume decline driven by the Home channel.
•Double-digit growth in Coca-Cola Zero Sugar & Monster, supported by Q2 launch of Rio Punch & Strawberry Dreams.
•H1 revenue/UC[10] growth driven by annualisation of headline price increase implemented in Q3 last year & positive pack mix.

Great Britain
•H1 low single-digit volume growth driven by improved performance in AFH, better weather in June & innovation (e.g. double-digit volume increase in both Monster & Dr. Pepper). Diet Coke performance also improved.
•Strong ARTD growth supported by launch of Jack Daniel’s & Cherry Coca-Cola & new multipacks.
•H1 revenue/UC[10] growth supported by phasing on headline price increase (Q2 versus Q3 LY) & also reflects recent increase in sugar tax.
•Growth of Monster, Jack Daniel’s & Coca-Cola & de-listing of Capri Sun supported positive brand mix.
Iberia[9]
•Slight volume decline driven by transition from Nestea to FuzeTea which is progressing ahead of plan. Volumes excluding transition impact low single-digit growth.
•Continued strong growth in Sports with Aquarius & in Energy with Monster, supported by new launches & great execution.
•H1 revenue/UC[10] growth driven by headline price increase.

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Australia / Pacific[11]
•Mid-single digit increase in H1 volumes driven by growth in Australia & the Pacific Islands.
•Strong growth in Coca-Cola Zero Sugar & improving performance of Diet Coke driving growth in overall Coke trademark volumes.
•Fanta performed well with high single-digit volume growth supported by the Q1 launch of Fanta Lemon in Australia.
•Energy volumes grew double-digit, supported by innovation (e.g. Q1 launch of Ultra Ruby Red & Strawberry Dreams) alongside strong growth of the original Ultra White variant during Q2.
•Revenue/UC[10] solid growth driven by headline price increases & pack mix benefit from the growth of mini cans & smaller PET in Australia.

Southeast Asia[4],[12]
•Mid-single digit increase in H1 volumes in the Philippines (cycling H1'24 +17%) driven by continued growth of Coca-Cola Original Taste & Wilkins Pure water, especially in modern trade. Coca-Cola Zero Sugar also performed strongly though from a small base.
•Volume declines in Indonesia driven by a softer Ramadan festive period reflecting a weaker consumer & macroeconomic backdrop. The ongoing geopolitical situation in the Middle East also remained a factor.
•Revenue/UC[10] growth driven by headline price increases in the Philippines implemented during Q4 last year.

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SECOND QUARTER & FIRST HALF VOLUME PERFORMANCE BY CATEGORY[1],[4],[6]
All values are unaudited and all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Second Quarter		First Half
	% of Total	% Change	% of Total	% Change
Coca-Cola®	59.5%	1.2%	59.1%	0.4%
Flavours & Mixers	21.0%	(1.4)%	21.7%	(1.3)%
Water, Sports, RTD Tea & Coffee[13]	11.8%	(0.8)%	11.6%	(0.5)%
Other inc. Energy	7.7%	11.5%	7.6%	6.2%
Total	100.0%	1.1%	100.0%	0.3%

Coca-Cola®
Q2: +1.2%; H1: +0.4%
•Return of ‘Share A Coke’ campaign, well executed & received by consumers.
•Coca-Cola Original Taste H1 -1.1%, with improved Q2 volumes driven by growth in the Philippines and a stronger performance in Europe.
•Coca-Cola Zero Sugar H1 +4.7% with growth in both Europe & APS.
•Improved Diet Coke performance in Europe & APS supported by ‘This is My Taste’ campaign.

Flavours & Mixers
Q2: -1.4%; H1: -1.3%
•Sprite H1 -1.0% with solid growth in Europe driven by new listings in FBN, offset by decline in Indonesia
•Fanta H1 -2.5% with improved Q2 performance in Europe supported by new variants & ‘Wanta Fanta’ campaign, offset by Q2 APS decline.
•Strong double-digit volume increase for Dr. Pepper in GB driven by new Cherry Crush variant.

Water, Sports, RTD Tea & Coffee[13]
Q2: -0.8%; H1: -0.5%
•Water +3.6% driven by growth of Wilkins Pure in the Philippines, Aquabona in Iberia & Chaudfontaine in FBN.
•H1 Sports +2.7% (Q2 +4.2%) driven by Aquarius in Spain, supported by the launch of new Red Peach variant.
•RTD Tea & Coffee -12.6% driven by Frestea decline in Indonesia & transition from Nestea to Fuze Tea in Spain, which is nevertheless ahead of plan.

Other inc. Energy
Q2: +11.5% (+17.0% exc. Juices)
H1: +6.2% (+13.6% exc. Juices)
•Strong growth in Energy with H1 +14.6% (Q2 +16.8%) driven by growth of new variants e.g. Rio Punch & Mango Loco & continued strength of Ultra.
•Juices decline of -13.6% in H1 (Q2 -5.5%) resulting from strategic de-listing of Capri Sun in Europe which has now fully annualised.
•Ongoing rollout of ARTD portfolio continues to perform strongly following Q1 launch of Bacardi & Coke, Jack Daniel’s & Coca-Cola Cherry & Absolut Sprite Watermelon.

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___________________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of 2024 for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period 5 YTD
6.Reflects selling day shift with 2 fewer selling days in H1’25 versus H1’24. Excluding the selling days adjusted volumes were CCEP -1.3% (Europe -1.9%, APS -0.1%)
7.Footnote not used
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP's historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP's view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the "Risk Factors" section of CCEP's 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers' products into our territories; deterioration of global and local economic and political conditions; uncertainty and volatility from the impact and extent of actual and promised tariff adjustments; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes, including tariff adjustments; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

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Supplementary Financial Information - Items impacting comparability - Reported to Comparable
The following provides a summary reconciliation of the items impacting comparability for the six months ended 27 June 2025 and 28 June 2024:

First Six Months 2025
In millions of €, except share data, which is calculated prior to rounding.	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	1,364	937	1.99

Items impacting comparability	26	14	0.03
Restructuring charges[1]	46	29	0.07
Property sale[2]	(30)	(21)	(0.05)
Accelerated amortisation[3]	27	19	0.04
Litigation[4]	(19)	(13)	(0.03)
Acquisition and integration related costs[5]	2	2	—
Net tax[6]	—	(2)	—
Comparable	1,390	951	2.02

First Six Months 2024
As Reported	1,142	811	1.73

Items impacting comparability	154	113	0.24
Restructuring charges[1]	95	70	0.16
Acquisition and integration related costs[5]	11	9	0.02
European flooding[7]	1	1	—
Inventory step-up[8]	5	3	—
Impairment[9]	12	8	0.02
Litigation[4]	2	2	—
Accelerated amortisation[3]	28	20	0.04
Comparable	1,296	924	1.97
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent additional consideration received from the sale of a property in Germany, which was recognised as 'Other income'.
[3] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[4] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[5] Amounts represent costs associated with the acquisition and integration of CCBPI.
[6] Amounts represent the deferred tax impact related to income tax rate and law changes.
[7] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[8] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[9] Amounts represent the expense recognised in relation to the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

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Supplementary Financial Information - Items impacting comparability - Reported to Adjusted Comparable
The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the six months ended 28 June 2024:

First Six Months 2024 (unaudited)
In € millions, except per share data, which is calculated prior to rounding.	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP
Revenue	9,828	—	9,828	268	10,096
Cost of sales	6,332	(12)	6,320	214	6,534
Operating profit	1,142	154	1,296	10	1,306
Total finance costs, net	87	—	87	3	90
Profit after taxes	811	113	924	5	929

Attributable to:
Shareholders	797	110	907	3	910
Non-controlling interest	14	3	17	2	19
Diluted earnings per share (€)	1.73		1.97		1.98

Diluted weighted average shares outstanding					460
__________________________
[1] Amounts represent items affecting the comparability of CCEP’s year-over-year financial performance.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second Quarter Ended			Six Months Ended
	27 June 2025	28 June 2024	% Change	27 June 2025	28 June 2024	% Change
As reported	5,585	5,363	4.1%	10,274	9,828	4.5%
Adjust: Impact of fx changes	70	n/a	n/a	74	n/a	n/a
Fx-neutral	5,655	5,363	5.4%	10,348	9,828	5.3%

Revenue per unit case	5.45	5.22	4.3%	5.36	5.30	1.1%

Revenue Europe
As reported	4,218	3,989	5.7%	7,471	7,279	2.6%
Adjust: Impact of fx changes	(10)	n/a	n/a	(27)	n/a	n/a
Fx-neutral	4,208	3,989	5.5%	7,444	7,279	2.3%

Revenue per unit case	6.05	5.80	4.2%	5.98	5.74	4.2%

Revenue APS
As reported	1,367	1,374	(0.5)%	2,803	2,549	10.0%
Adjust: Impact of fx changes	80	n/a	n/a	101	n/a	n/a
Fx-neutral	1,447	1,374	5.3%	2,904	2,549	13.9%

Revenue per unit case	4.23	4.05	4.4%	4.23	4.35	(2.6)%

Revenue by Geography In millions of €	Six Months Ended 27 June 2025
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,697	6.5%	5.0%
Iberia[1]	1,555	(1.0)%	(1.0)%
Germany	1,547	0.5%	0.5%
France[2]	1,261	3.4%	3.4%
Belgium/Luxembourg	536	1.9%	1.9%
Netherlands	412	8.4%	8.4%
Norway	212	3.9%	5.4%
Sweden	210	1.4%	(1.4)%
Iceland	41	5.1%	2.6%
Total Europe	7,471	2.6%	2.3%
Australia	1,176	0.6%	5.4%
Philippines	995	41.7%	43.6%
New Zealand and Pacific Islands	312	(4.3)%	0.9%
Indonesia	195	(17.0)%	(14.5)%
Papua New Guinea	125	6.8%	14.5%
Total APS	2,803	10.0%	13.9%
Total CCEP	10,274	4.5%	5.3%
____________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days.	Second Quarter Ended			Six Months Ended
	27 June 2025	28 June 2024	% Change	27 June 2025	28 June 2024	% Change
Volume	1,038	1,027	1.1%	1,932	1,856	4.1%
Impact of selling day shift	n/a	n/a	n/a	n/a	(25)	n/a
Comparable volume - Selling Day Shift adjusted	1,038	1,027	1.1%	1,932	1,831	5.5%

Comparable Volume - Selling Day Shift Europe
Volume	696	688	1.2%	1,246	1,270	(1.9)%
Impact of selling day shift	n/a	n/a	n/a	n/a	(20)	n/a
Comparable volume - Selling Day Shift adjusted	696	688	1.2%	1,246	1,250	(0.3)%

Comparable Volume - Selling Day Shift APS
Volume	342	339	0.9%	686	586	17.1%
Impact of selling day shift	n/a	n/a	n/a	n/a	(5)	n/a
Comparable volume - Selling Day Shift adjusted	342	339	0.9%	686	581	18.1%
Cost of Sales

Cost of Sales In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% change
As reported	6,637	6,332	4.8%
Adjust: Total items impacting comparability	6	(12)	n/a
Adjust: Restructuring charges[1]	(6)	(5)
Adjust: Litigation[2]	12	(1)
Adjust: European flooding[3]	—	(1)
Adjust: Inventory step-up[4]	—	(5)
Comparable	6,643	6,320	5.1%
Adjust: Impact of FX changes	45	n/a	n/a
Comparable and Fx-neutral	6,688	6,320	5.8%

Cost of sales per unit case	3.46	3.41	1.6%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[3] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.

For the six months ending 27 June 2025, reported cost of sales were €6,637 million, up 4.8% versus 2024. Comparable cost of sales for the same period were €6,643 million, up 5.1% versus 2024. Cost of sales per unit case increased by 1.6% on a comparable and fx-neutral basis, reflecting the impact of increased revenue per unit case driving higher concentrate costs, inflation in manufacturing and tax increases in France and GB, partially offset by the impact of CCBPI operations acquired in 2024.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% Change
As reported	2,303	2,354	(2.2)%
Adjust: Total items impacting comparability	(62)	(142)	n/a
Adjust: Restructuring charges[1]	(40)	(90)
Adjust: Accelerated amortisation[2]	(27)	(28)
Adjust: Litigation[3]	7	(1)
Adjust: Acquisition and Integration related costs[4]	(2)	(11)
Adjust: Impairment[5]	—	(12)
Comparable	2,241	2,212	1.3%
Adjust: Impact of FX changes	19	n/a	n/a
Comparable and Fx-neutral	2,260	2,212	2.2%
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[3] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[4] Amounts represent costs associated with the acquisition and integration of CCBPI.
[5] Amounts represent the expense recognised in relation to the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
For the six months ending 27 June 2025, reported operating expenses were €2,303 million, down 2.2% versus 2024, mainly driven by lower business transformation costs. Comparable operating expenses were €2,241 million for the same period, up 1.3% versus 2024, reflecting the impact of the CCBPI operations acquired in 2024 and inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics. During the first half of 2025, as part of this efficiency programme, the Group announced restructuring proposals resulting in €40 million of operating expenses primarily related to expected severance payments. This compares to €90 million of restructuring charges within operating expenses incurred in the six month period ending 28 June 2024.
Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% Change
As reported	1,364	1,142	19.4%
Adjust: Total items impacting comparability	26	154	n/a
Comparable	1,390	1,296	7.3%
Adjust: Impact of fx changes	10	n/a	n/a
Comparable & Fx-neutral	1,400	1,296	8.0%

Operating Profit Europe
As reported	1,070	882	21.3%
Adjust: Total items impacting comparability	(17)	97	n/a
Comparable	1,053	979	7.6%
Adjust: Impact of fx changes	(4)	n/a	n/a
Comparable & Fx-neutral	1,049	979	7.2%

Operating Profit APS
As reported	294	260	13.1%
Adjust: Total items impacting comparability	43	57	n/a
Comparable	337	317	6.3%
Adjust: Impact of fx changes	14	n/a	n/a
Comparable & Fx-neutral	351	317	10.7%

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Supplemental Financial Information - Operating Profit - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second Quarter Ended			Six Months Ended
	27 June 2025	28 June 2024	% Change	27 June 2025	28 June 2024	% Change
As reported	5,585	5,363	4.1%	10,274	9,828	4.5%
Add: Adjusted revenue impact[1]	—	—	n/a	—	268	n/a
Adjusted Comparable	5,585	5,363	4.1%	10,274	10,096	1.8%
Adjust: Impact of fx changes	70	n/a	n/a	74	n/a	n/a
Adjusted Comparable and Fx-neutral	5,655	5,363	5.4%	10,348	10,096	2.5%

Adjusted Revenue per unit case	5.45	5.22	4.3%	5.36	5.16	3.8%

Adjusted Revenue APS
As reported	1,367	1,374	(0.5)%	2,803	2,549	10.0%
Add: Adjusted revenue impact[1]	—	—	n/a	—	268	n/a
Adjusted Comparable	1,367	1,374	(0.5)%	2,803	2,817	(0.5)%
Adjust: Impact of fx changes	80	n/a	n/a	101	n/a	n/a
Adjusted Comparable and Fx-neutral	1,447	1,374	5.3%	2,904	2,817	3.1%

Adjusted Revenue per unit case	4.23	4.05	4.4%	4.23	4.10	3.2%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of 2024 and prepared on a basis consistent with CCEP IFRS accounting policies.
Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days.	Second Quarter Ended			Six Months Ended
	27 June 2025	28 June 2024	% Change	27 June 2025	28 June 2024	% Change
Volume	1,038	1,027	1.1%	1,932	1,856	4.1%
Impact of selling day shift	n/a	—	n/a	n/a	(25)	n/a
Comparable volume - Selling Day Shift adjusted	1,038	1,027	1.1%	1,932	1,831	5.5%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	1,038	1,027	1.1%	1,932	1,926	0.3%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	342	339	0.9%	686	586	17.1%
Impact of selling day shift	n/a	—	n/a	n/a	(5)	n/a
Comparable volume - Selling Day Shift adjusted	342	339	0.9%	686	581	18.1%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	342	339	0.9%	686	676	1.5%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of 2024. Adjusted volume impact for Philippines for the year ended 31 December 2024 is 101 million unit cases. Including the impact of the Q1 selling day shift (6 million unit cases), adjusted comparable Philippines volume is 95 million unit cases.

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Cost of Sales

Adjusted Cost of Sales In millions of €, except per case data, which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% Change
As reported	6,637	6,332	4.8%
Add: Adjusted cost of sales impact[1]	—	213	n/a
Adjust: Acquisition accounting[2]	—	1
Adjust: Total items impacting comparability	6	(12)
Adjust: Restructuring charges[3]	(6)	(5)
Adjust: Litigation[4]	12	(1)
Adjust: Inventory step-up[5]	—	(5)
Adjust: European flooding[6]	—	(1)
Adjusted Comparable	6,643	6,534	1.7%
Adjust: Impact of fx changes	45	n/a	n/a
Adjusted Comparable & Fx-neutral	6,688	6,534	2.4%

Adjusted cost of sales per unit case	3.46	3.34	3.6%
__________________________
[1] Amounts represent unaudited cost of sales of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation impact relating to fair values for property plant and equipment and the non-recurring impact of the fair value step-up of CCBPI finished goods.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[5] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[6] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.

Adjusted comparable cost of sales for the six months ending 27 June 2025 were €6,643 million, up 1.7% versus 2024. Cost of sales per unit case increased by 3.6% on an adjusted comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on manufacturing costs and increased tax driven by France and GB.
Operating Expenses

Adjusted Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% Change
As reported	2,303	2,354	(2.2)%
Add: Adjusted operating expenses impact[1]	—	43	n/a
Adjust: Acquisition accounting[2]	—	1
Adjust: Total items impacting comparability	(62)	(142)
Adjust: Restructuring charges[3]	(40)	(90)
Adjust: Accelerated amortisation[4]	(27)	(28)
Adjust: Litigation[5]	7	(1)
Adjust: Acquisition and Integration related costs[6]	(2)	(11)
Adjust: Impairment[7]	—	(12)
Adjusted Comparable	2,241	2,256	(0.7)%
Adjust: Impact of fx changes	19	n/a	n/a
Adjusted Comparable & Fx-neutral	2,260	2,256	0.2%
__________________________
[1] Amounts represent unaudited operating expenses of CCBPI as if the acquisition had occurred on 1 January, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment and acquisition and integration related costs.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[5] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[6] Amounts represent costs associated with the acquisition and integration of CCBPI.
[7] Amounts represent the expense recognised in relation to the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 18
Adjusted comparable operating expenses for the six months ending 27 June 2025 were €2,241 million, down 0.7% versus 2024, reflecting inflation, offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.
Operating Profit

Adjusted Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	27 June 2025	28 June 2024	% Change
As reported	1,364	1,142	19.4%
Add: Adjusted operating profit impact	—	12	n/a
Adjust: Acquisition accounting	—	(2)
Adjust: Total items impacting comparability	26	154
Adjusted Comparable	1,390	1,306	6.4%
Adjust: Impact of fx changes	10	n/a	n/a
Adjusted Comparable & Fx-neutral	1,400	1,306	7.2%

Adjusted Operating Profit APS
As reported	294	260	13.1%
Add: Adjusted operating profit impact	—	12	n/a
Adjust: Acquisition accounting	—	(2)
Adjust: Total items impacting comparability	43	57
Adjusted Comparable	337	327	3.1%
Adjust: Impact of fx changes	14	n/a	n/a
Adjusted Comparable & Fx-neutral	351	327	7.3%

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Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 26% and 22% for the six months ended 27 June 2025 and 28 June 2024, respectively, and 25% for the year ended 31 December 2024.
For the six months ending 27 June 2025, the effective tax rate reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate of 25%, and adjustments made in respect of prior periods.
We expect our full year 2025 comparable effective tax rate to be approximately 26%.

Income tax In millions of €	Six Months Ended
	27 June 2025	28 June 2024
As reported	323	234
Adjust: Total items impacting comparability	12	41
Adjust: Restructuring charges[1]	17	25
Adjust: Property sale[2]	(9)	—
Adjust: Accelerated amortisation[3]	8	8
Adjust: Litigation[4]	(6)	—
Adjust: Net tax[5]	2	—
Adjust: Impairment[6]	—	4
Adjust: Acquisition and Integration related costs[7]	—	2
Adjust: Inventory step-up[8]	—	2
Comparable	335	275
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of additional consideration received from the sale of a property in Germany, which was recognised as 'Other income'.
[3] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[4] Amounts represent the tax impact of release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected.
[5] Amounts represent the deferred tax impact arising from income tax rate and law changes.
[6] Amounts represent the tax impact of the expense recognised in relation to the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[7] Amounts represent the tax impact of costs associated with the acquisition and integration of CCBPI.
[8] Amounts represent the tax impact of the non-recurring impact of fair value step-up of CCBPI inventories.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	27 June 2025	31 December 2024
Total borrowings	12,012	11,331
Fair value of hedges related to borrowings[1]	66	36
Other financial assets/liabilities[1]	14	18
Adjusted total borrowings	12,092	11,385
Less: cash and cash equivalents[2],[4]	(1,659)	(1,563)
Less: short term investments[3]	(401)	(150)
Net debt	10,032	9,672

______________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 27 June 2025 and 31 December 2024 include €24 million and €36 million of cash in Papua New Guinea Kina respectively. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in API and Europe with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term investments as at 27 June 2025 and 31 December 2024 include €16 million and €18 million of assets in Papua New Guinea Kina respectively, subject to the same currency controls outlined above.
[4] Cash and cash equivalents as at 27 June 2025 and 31 December 2024 include nil and €10 million respectively of cash held by the Group’s Employee Benefit Trust. The funds can be solely used for the purchases of CCEP shares to satisfy the Group’s award requirements under its current and future share-based compensation plans.

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Principal Risks and Risk Factors
The Group faces a number of risks and uncertainties that may have an adverse effect on its operations, performance and future prospects and has a robust risk management programme to assess these and evaluate strategies to manage them. The principal risks and risk factors in our 2024 Annual Report on Form 20-F for the year ended 31 December 2024 (‘2024 Annual Report’ pages 66 to 77 and 284 to 293 respectively) continue to represent our risks.
As part of our risk management governance and routines we continuously monitor the risk landscape and discuss with business leaders risk trends every quarter, velocity and actions to be taken, as well as scanning for future risks. Based on that exercise we do not intend to change the principal risks included in our 2024 Annual Report, but we have identified some developments this first half of 2025.
Since the publication of the Annual Report in March, the macro risk environment remains volatile and we believe that the reported key mitigations continue to be appropriate and effective. If current geopolitical tensions escalate and macro-economic indicators deteriorate further, we foresee that potential additional freight disruptions, shortages and sanctions as well as eroding consumer confidence and sentiment could be the consequences and have a significant impact on global trade and sales.
Recent US policy changes are creating uncertainty and heightened volatility across markets, foreign exchange, and commodities. While CCEP’s direct exposure remains relatively limited thanks to our local sourcing, strong execution, and minimal reliance on US imports, the broader implications could be a factor. Our procurement and treasury teams are monitoring the developments continuously and are prepared to take advantage of falling commodity prices and favourable exchange rates.
We continue to closely monitor the developments in global conflict zones, particularly in the Middle East and Ukraine, which have impacted the global supply of raw materials, supplies, finished goods, gas/oil/energy and increased cyber risks. In response, CCEP has taken steps to de-risk its supply chain and put plans in place to secure commodities in particular with our Asian Pacific suppliers due to geopolitical tensions in the region. We have noticed a weaker volume performance in Indonesia impacted by the geopolitical situation in the Middle East.
At CCEP we are embracing the technological advancements made in recent years and are increasing our technical footprint through transformation projects and acquisitions. We are reviewing cybersecurity startups focused on proactive detection, continuous assessment, and AI integration to enhance our threat readiness. In parallel, we are engaging with strategic partners to assess and prepare for the long-term risks posed by quantum computing. These efforts support our ongoing commitment to staying ahead of emerging cyber threats.
We continue to work on our affordability strategies to respond to the cost of living challenges faced by our consumers.
When it comes to our products, discussions on potential taxes to soft drinks and plastic continue in different countries across our territories. Based on our experience we engage in open and collaborative discussions with authorities and other stakeholders. We are also evaluating and responding appropriately to recent reports in relation to sweeteners and commercial and marketing restrictions considering the risk of commercial impact, regulation, litigation and reputational damage, as well as the developments in regard to the implementation of Deposit Return Systems and waste collection solutions.
Accordingly, the information provided about our principal risks and risk factors in the table below and in the Principal Risks and Risk Factors in our 2024 Annual Report, and any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by developments in the factors identified above and in our Forward-Looking Statements set out on page 9 of this interim management report.
The risks described in this report and in our 2024 Annual Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition or future results.

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SUMMARY OF OUR PRINCIPAL RISKS
The table below shows our Principal Risks:

Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2025	Opportunities arising from risk
Market	The risk that CCEP fails to identify and effectively respond to changes in the competitive environment, including access to customers and consumers, and pricing terms and conditions resulting in a loss of market share, revenue and reduction in shareholder value.
• International marketing services agreement guidelines • Affordability plans in several European markets • Shopper insights • New route to market opportunities • Pack and product innovation	• Development of eB2B capability as part of our overall digital strategy
• Roll out of our eB2B platform in Spain and Portugal
• Focus on Coca-Cola Original Taste to further accelerate the growth of our biggest brand
• Recruiting consumers into our great brands by offering affordable propositions for shoppers searching for value
• Improving operational performance and decision making through the use of AI and digital technology, product innovation and reducing our response times to changes in consumer habits and market conditions
Economic and tax	The risk that an inability to anticipate and effectively manage fluctuations in foreign exchange and commodity prices, balance our capital allocation for reinvestment and effectively manage our tax positions leads to a reduction in revenue, profitability, and shareholder value.

• Hedging policy
• Maintain a strong level of liquidity and back up credit lines for working capital purposes as well as unexpected cash flow swings
• CCEP controls framework
• Regular updates on the Group’s tax position to the Chief Accounting Officer, Chief Financial Officer and the Audit Committee
		• Group’s tax strategy	• Implement a global treasury management system that will standardise and automate exposure and hedge management for FX and commodities	• Improving our financial and business performance by working with governments on consultation processes for tax regulation, continuing to build strong macro-economic capabilities and effectively hedging commodities and managing debt
Packaging
The risk that an inability to deliver environmentally sustainable packaging solutions for our products may lead to increased taxes and regulations relating to packaging (e.g. limits on single use plastics) and a shift in consumer and customer preferences towards more sustainable alternatives resulting in reduced revenue or market share, increases to the cost of production and compliance, an inability to achieve our GHG emissions reduction targets causing reputational damage and a loss of our social license to operate.

• Roadmap to support collection including advocacy for container deposit and return schemes and EPR
• rPET roadmap
• Packaging design and innovation
• CCEP Ventures investment in new recycling technologies and packaging innovation
		• Continued investment in refillable packaging in multiple markets	• Strengthen our 2030 collection roadmaps with a focus on DRS implementation in European markets and self-funded collection in emerging markets and continue to invest in recycled PET	• Reducing the amount of waste going to landfill by leveraging the strength of our portfolio mix, increasing collection rates, investment in recycling technologies and promoting recycling

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2025	Opportunities arising from risk
Category perception	The risk that CCEP is unable to effectively identify and respond to changes in customer, consumer and regulatory perception and preferences for our products leading to a loss of market share, revenue, increased regulatory scrutiny, higher taxes and damage to brand and reputation.
• Support TCCC, EU or national associations in their consultation with governments regarding no and low-calorie sweeteners • Category management capabilities • Customer engagement	• Customer category management • Consumer information on the wide range of products in our portfolio including low and no calorie sweetened beverages	• Improving financial performance and market share through portfolio diversification and working with local governments on taxation and regulations that impact marketing, labelling, packaging and ingredients such as sugar and sweeteners

Geopolitical and global	The risk that an inability to anticipate and respond to geopolitical instability and global events (e.g. regional conflicts or wars, global pandemics, natural disasters) leads to disruptions to global supply chains, a reduction in profitability and shareholder value, and damage to reputation and brand.
• CCEP Incident Management and Crisis Response (IMCR) process
• TCCC Business Resilience Framework
• CCEP Business Continuity and Resilience (BCR) Framework
• Early warning indicators to identify potential risks early and increase the reaction time needed to implement adequate countermeasures
• Monitoring of global issues and tracking of political elections and corporate positions including within the Coca-Cola system	• Enhance community management capabilities for digital communication platforms
• Review of CCEP digital monitoring and alert tools solutions and develop stronger ways of working with TCCC and other bottlers in Europe and APS to anticipate and prepare
• Improving business resilience and financial performance through supplier diversification and protecting consumer loyalty and sentiment about our brands by thoughtfully addressing the challenges of social media influence and differing viewpoints
Cyber and IT/OT resilience	The risk that cloud concentration and/or an inability to protect information systems and data from unauthorised access, misuse, software update incidents, or physical destruction results in disruption to operations, regulatory intervention, financial losses or damage to our company’s reputation.
• Cyber strategy
• Information security and data privacy training and awareness
• BCP and disaster recovery programme
• Threat vulnerability management and threat intelligence
• Global Security Operations Centre	• Embed asset management
• New campaigns for operational technology (OT) training and awareness
• Back up tool migration and recovery exercises
• Secure remote access of third parties
• Vulnerability management for OT and obsolescence programme
• IT/OT programme for the Philippines
• NIS2 compliance	• Driving operational and technological efficiencies by modernising equipment, applications, and processes to address technology debt and prevent potential entry points for threats and by upgrading systems and the OT organisation

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2025	Opportunities arising from risk
Business Transformation and digital capability	The risk that a failure to successfully execute the business transformation agenda leads to a diversion of management's focus away from our core business, an inability to execute our business plans effectively, possible disruption to our operations, and not delivering the expected value or benefit to the business.
• Competitiveness steering committee and governance model for enterprise wide digital transformation
• CCEP project management methodology and dedicated programme management office
• Analysis and review of acquisition-related activities including enterprise valuation and capital allocation, business performance risk indicators and integration planning
			• Continue developing the existing competitiveness and digital transformation initiatives	• Improved business growth and performance by embracing change to drive innovation and deliver operational efficiencies
Key supplier	The risk that critical suppliers are unable to provide the raw materials and services needed to produce CCEP's products leading to an inability and/or delay in the delivery of our products to our customers, financial losses and reputation damage.
		• Supply risk and contingency process • Cross Enterprise Procurement Group (CEPG) to leverage global collaboration • Digital risk management and sensing technology	• Third party due diligence (TPDD) across non-supplier third parties and customers (e.g. charities, NGOs, Iberian distributors) • Integration of risk management processes into new territories	• Improved financial performance and supply chain resilience through scenario planning, the development of alternatives and a more sustainable supplier base
Product quality	The risk of CCEP products failing to meet food safety, regulatory and quality requirements could harm consumers, lead to litigation, regulatory fines, damage our brand and reputation, and jeopardise our franchise agreements.
• Franchisor standards and governance • ISO 9001 and FSSC 22000 certification • Customer and consumer complaint management • Incident management and crisis resolution	• Drive food safety culture • Governance of action plans from lessons learnt • Strengthen hazard analysis and critical control points	• Improving business and financial performance through reduction of product quality incidents, product recalls and liabilities, by focusing on First Time Right (FTR) and the investment in our systems and people

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2025	Opportunities arising from risk
Health, safety and security	The risk of harm to the mental and physical health, safety and security of our employees, contractors and third parties, and the risk of theft, damage or fraudulent loss of organisational assets and financial integrity.
• Safety strategy • Security and integrity training and communication • Travel security programme • CCEP wide fraud risk assessment • Anti-fraud policy	• Implementation of the travel security programme across CCEP
• Pilot of fraud detection software
• Implementation of mandatory online fraud training module
• Focus on strength of defences assessments to eliminate the potential for serious injuries
• Global implementation of new contractor management system
• Machinery safety technology using radar to fail-safe
• Improved business performance through the removal of hazards and reduction of risks by continuing the roll out of our safety strategy and establishing an internal intelligence service to provide actionable intelligence and monitor geopolitical risks, emerging threats, and market trends

Climate and water	The risk that an inability to manage the physical and transition risks associated with climate change results in supply chain disruption, damage to our brand and reputation, regulatory fines and penalties, litigation, a reduction in shareholder value and ultimately damage to the environment and the broader community.
• Roadmap to reduce GHG emissions by 30% versus 2019
• Supplier GHG emissions reduction targets and engagement programme
• FAWVAs
• EWRA
• CCEP Ventures investment in low-carbon technologies and innovation	• Launch six climate accelerators to identify low carbon technologies and solutions to support our climate roadmap
• Review and update our water reduction roadmap focusing on plants with the highest water risk and prioritising water-intensive processes to maximise benefits
• Improve capital allocation by applying prioritisation formulas to maximise return on investments	• Improving energy efficiency and reducing operating costs and reliability through the investment in new technology, engaging in partnerships with other industries, customers and partners and focusing on water security and long-term water rights

Legal, regulatory and compliance	The risk that an inability to identify, advocate for, and comply with new and/or changes to existing legal, regulatory and compliance requirements results in new or higher taxes, stricter sales and marketing controls, other punitive actions from regulators or legislative bodies, or litigation that negatively impacts our financial results, business performance and license to operate.	• Compliance processes and training programmes
• Monitoring and implementation of new or changing laws and regulations
• Dialogue with government representatives and input to public consultations on new or changing regulations
• Records and information management programme
• Deep dive risk assessments into bribery and corruption
• CCEP digital regulatory monitoring and alert capability including collaboration with TCCC and other bottlers
• Continue awareness and change management for improved adoption of compliance procedures
			• Harmonise data protection training and maturity, enable global inter-company transfers	• Driving a culture of respect and compliance and continuing to share our local value model and positive impact in the communities we operate in with stakeholders and, in particular, regulators to have the right regulatory environment for all

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Principal Risk	Risk description	Key mitigations to manage risk	Focus areas for 2025	Opportunities arising from risk
Talent and corporate social responsibility	The risk that CCEP is unable to attract, develop, retain and motivate existing and future employees through its internal people and culture processes, and social commitments which may result in a failure to achieve our strategic objectives, increased turnover rates, a decline in employee engagement and overall business performance. A failure to act responsibly towards social commitments and corporate citizenship (including human rights) may also lead to reputational damage and/or litigation.
• CoC, CCEP Human Rights policy and Restructuring Guidelines, and Responsible Sourcing policy
• Annual Modern Slavery Statement and country specific human rights risk assessments in Bulgaria and Germany
• Anti-harassment and Inclusion, Diversity & Equity Policy
• Community Investment programmes
• Business for Societal Impact Framework	• Implementation of the Corporate Sustainability Due Diligence Directive (CS3D)
• Implement the Global Inclusion Survey and follow up action plan
• Further embed the Accessibility Matrix across CCEP
• Create a global workplace adjustments framework
			• Implement a new Employee Assistance Programme provider	• Driving sustainable growth and maintaining our competitive edge as an employer of choice through the investment in our workforce development programmes and platforms like the Career Hub for talent attraction and retention
TCCC and strategic partners	The risk that the incentives and strategy of TCCC and other strategic partners is misaligned with that of CCEP leading to actions and decisions that could negatively impact on CCEP’s business relationships, license to operate and ability to deliver on its own strategic objectives.
		• Clear agreements govern the relationships • Long range planning and annual business planning processes • Routines between CCEP and franchisors	• Focus on the innovation pipeline with TCCC and Monster to further accelerate the growth of our brands	• Improving market share and financial performance through research and development with TCCC and Monster into new products, reformulation and portfolio diversification, and equipment innovation

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Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.8 billion undrawn committed credit facility. Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows during the next 12 months.
On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period of 12 months from the date of signing these financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The condensed consolidated interim financial statements for the six months ended 27 June 2025 have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR), and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group.
•The interim management report includes a fair review of the information required by the DTR 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
A list of current directors is maintained on CCEP’s website: www.cocacolaep.com/about-us/governance/board-of-directors/.

On behalf of the Board

Damian Gammell	Ed Walker
Chief Executive Officer	Chief Financial Officer
6 August 2025

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INDEPENDENT REVIEW REPORT TO COCA-COLA EUROPACIFIC PARTNERS PLC
Conclusion
We have been engaged by the Company to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 27 June 2025 which comprises the condensed consolidated interim income statement, condensed consolidated interim statement of comprehensive income, condensed consolidated interim statement of financial position, condensed consolidated interim statement of cash flows, condensed consolidated interim statement of changes in equity and the related explanatory notes. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 27 June 2025 is not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board, International Accounting Standard 34, “Interim Financial Reporting” as adopted by the European Union, U.K. adopted International Accounting Standard 34, “Interim Financial Reporting” and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board, International Accounting Standard 34, “Interim Financial Reporting” as adopted by the European Union, and U.K. adopted International Accounting Standard 34, “Interim Financial Reporting”.
Conclusions Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.
Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.
In preparing the half-yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.
Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP
London
6 August 2025

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		27 June 2025	28 June 2024
	Note	€ million	€ million
Revenue	2	10,274	9,828
Cost of sales		(6,637)	(6,332)
Gross profit		3,637	3,496
Selling and distribution expenses		(1,629)	(1,610)
Administrative expenses		(674)	(744)
Other income	13	30	—
Operating profit		1,364	1,142
Finance income		34	42
Finance costs		(132)	(129)
Total finance costs, net		(98)	(87)
Non-operating items		(6)	(10)
Profit before taxes		1,260	1,045
Taxes	11	(323)	(234)
Profit after taxes		937	811

Profit attributable to shareholders		913	797
Profit attributable to non-controlling interests		24	14
Profit after taxes		937	811

Basic earnings per share (€)	3	1.99	1.73
Diluted earnings per share (€)	3	1.99	1.73

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

		Six Months Ended
		27 June 2025	28 June 2024
	Note	€ million	€ million
Profit after taxes		937	811
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net		(567)	44
Tax effect		—	—
Foreign currency translation, net of tax		(567)	44
Cash flow hedges:
Pretax activity, net	7	(103)	35
Tax effect		28	(8)
Cash flow hedges, net of tax		(75)	27
Other reserves:
Pretax activity, net		(1)	(6)
Tax effect		—	2
Other reserves, net of tax		(1)	(4)
Items that may be subsequently reclassified to the income statement		(643)	67
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net		(12)	23
Tax effect		3	(6)
Pension plan adjustments, net of tax		(9)	17
Changes in the fair value of equity investments at FVOCI
Pretax activity, net		1	—
Tax effect		—	—
Changes in the fair value of equity investments at FVOCI, net of tax		1	—
Items that will not be subsequently reclassified to the income statement:		(8)	17
Other comprehensive income/(loss) for the period, net of tax		(651)	84
Comprehensive income for the period		286	895

Comprehensive income attributable to shareholders		305	882
Comprehensive income/(loss) attributable to non-controlling interests		(19)	13
Comprehensive income for the period		286	895

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		27 June 2025	31 December 2024
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	12,434	12,749
Goodwill	4	4,544	4,687
Property, plant and equipment	5	6,199	6,434
Investment property		66	73
Non-current derivative assets	7	40	98
Deferred tax assets		18	24
Other non-current assets		407	397
Total non-current assets		23,708	24,462
Current:
Current derivative assets	7	27	102
Current tax assets		59	58
Inventories		1,808	1,608
Amounts receivable from related parties	10	102	89
Trade accounts receivable		3,246	2,564
Other current assets		706	458
Assets held for sale	6	70	46
Short term investments		401	150
Cash and cash equivalents		1,659	1,563
Total current assets		8,078	6,638
Total assets		31,786	31,100
LIABILITIES
Non-current:
Borrowings, less current portion	8	9,755	9,940
Employee benefit liabilities		171	172
Non-current provisions	12	56	104
Non-current derivative liabilities	7	138	161
Deferred tax liabilities		3,385	3,498
Non-current tax liabilities		34	30
Other non-current liabilities		54	61
Total non-current liabilities		13,593	13,966
Current:
Current portion of borrowings	8	2,257	1,391
Current portion of employee benefit liabilities		7	7
Current provisions	12	194	246
Current derivative liabilities	7	98	45
Current tax liabilities		364	301
Amounts payable to related parties	10	494	373
Trade and other payables		6,274	5,786
Total current liabilities		9,688	8,149
Total liabilities		23,281	22,115
EQUITY
Share capital		5	5
Share premium		308	307
Merger reserves		287	287
Other reserves		(1,522)	(912)
Retained earnings		8,950	8,802
Equity attributable to shareholders		8,028	8,489
Non-controlling interests	9	477	496
Total equity		8,505	8,985
Total equity and liabilities		31,786	31,100

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		27 June 2025	28 June 2024
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		1,260	1,045
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	380	360
Amortisation of intangible assets	4	89	88
Impairment		—	12
Share-based payment expense		21	20
Gain on sale of property	13	(30)	—
Finance costs, net		98	87
Income taxes paid		(230)	(243)
Changes in assets and liabilities:
Increase in trade and other receivables		(767)	(347)
Increase in inventories		(262)	(338)
Increase in trade and other payables		705	308
Increase in net payable receivable from related parties		123	113
(Decrease)/increase in provisions		(94)	42
Change in other operating assets and liabilities		(307)	(25)
Net cash flows from operating activities		986	1,122
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired		—	(1,528)
Purchases of property, plant and equipment		(343)	(390)
Purchases of capitalised software		(87)	(42)
Proceeds from sales of property, plant and equipment		45	2
Investments in equity instruments		(1)	(3)
Net (payments)/proceeds of short term investments		(271)	296
Interest received		24	37
Other investing activity, net		—	6
Net cash flows used in investing activities		(633)	(1,622)
Cash flows from financing activities:
Proceeds from borrowings, net	8	793	382
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations		—	468
Changes in short-term borrowings	8	355	1,133
Settlement of debt-related cross currency swaps		—	66
Repayments on third party borrowings	8	(366)	(1,167)
Payments of principal on lease obligations		(76)	(77)
Interest paid		(124)	(125)
Dividends paid		(367)	(343)
Purchase of own shares under share buyback programme	9	(365)	—
Treasury shares acquired	9	(40)	—
Exercise of employee share options		1	11
Other financing activities, net		(15)	(16)
Net cash flows used in financing activities		(204)	332
Net change in net cash and cash equivalents		149	(168)
Net effect of currency exchange rate changes on cash and cash equivalents		(53)	25
Net cash and cash equivalents at beginning of period		1,563	1,419
Net cash and cash equivalents at end of period		1,659	1,276

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,659	1,610
Bank overdrafts		—	(334)
Net cash and cash equivalents at end of period		1,659	1,276

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	797	797	14	811
Other comprehensive income		—	—	—	68	17	85	(1)	84
Total comprehensive income		—	—	—	68	814	882	13	895
Non-controlling interest established in connection with the Acquisition		—	—	—	—	—	—	468	468
Non-controlling interest as part of Acquisition		—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(24)	—	(24)	—	(24)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	7	—	7	—	7
Issue of shares during the period		—	11	—	—	—	11	—	11
Purchase of own shares during the period		—	—	—	—	(8)	(8)	—	(8)
Equity-settled share-based payment expense		—	—	—	—	20	20	—	20
Share-based payments tax effects		—	—	—	—	1	1	—	1
Dividends		—	—	—	—	(341)	(341)	—	(341)
Balance as at 28 June 2024		5	287	287	(770)	8,717	8,526	483	9,009

Balance as at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985
Profit after taxes		—	—	—	—	913	913	24	937
Other comprehensive income/(loss)		—	—	—	(599)	(9)	(608)	(43)	(651)
Total comprehensive income/(loss)		—	—	—	(599)	904	305	(19)	286
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(15)	—	(15)	—	(15)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	4	—	4	—	4
Issue of shares during the period		—	1	—	—	—	1	—	1
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(9)	(9)	—	(9)
Equity-settled share-based payment expense		—	—	—	—	22	22	—	22
Share-based payments tax effects		—	—	—	—	(7)	(7)	—	(7)
Treasury shares acquired	9	—	—	—	—	(33)	(33)	—	(33)
Own shares purchased under share buyback programme	9	—	—	—	—	(365)	(365)	—	(365)
Dividends		—	—	—	—	(364)	(364)	—	(364)
Balance as at 27 June 2025		5	308	287	(1,522)	8,950	8,028	477	8,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 of the 2024 consolidated financial statements for further details about the acquisition of CCBPI.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006 (the Act). They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2024, which were prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), have been delivered to the Registrar of Companies for England and Wales. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or 498 (3) of the Companies Act 2006.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the U.K. adopted International Accounting Standard 34, "Interim Financial Reporting" and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority, the International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union, the International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board and should be read in conjunction with our 2024 consolidated financial statements. The annual financial statements of the Group for the year ended 31 December 2025 will be prepared in accordance with U.K. adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
The accounting policies applied in these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2024. The Group has not early adopted any standards, amendments to accounting standards or interpretations that have been issued but are not yet effective. The policy for recognising income taxes in the interim period is consistent with that applied in previous interim periods and is described in Note 11.
Lack of exchangeability - Amendments to IAS 21 (The Effects of Changes in Foreign Exchange Rates) apply for the first time in 2025, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
The condensed consolidated interim financial statements have been prepared on a going concern basis (refer to the “Going Concern” paragraph on page 29).
Reporting periods
Results are presented for the interim period from 1 January 2025 to 27 June 2025.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday nearest to the end of the interim calendar period. There are two less selling days between the six months ended 27 June 2025 versus the six months ended 28 June 2024, and there will be one more selling day in the second six months of 2025 versus the second six months of 2024 (based upon a standard five-day selling week).
The following table summarises the number of selling days for the half/full years ended 31 December 2025 and 31 December 2024 (based on a standard five-day selling week):

	Half year	Full year
2025	128	261
2024	130	262
Change	(2)	(1)

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Comparability
Operating results for the first half of 2025 may not be indicative of the results expected for the year ended 31 December 2025 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the six month period ended		Closing as at
	27 June 2025	28 June 2024	27 June 2025	31 December 2024
British pound	1.187	1.169	1.172	1.206
US dollar	0.920	0.925	0.855	0.957
Norwegian krone	0.086	0.087	0.085	0.084
Swedish krona	0.090	0.088	0.090	0.087
Icelandic krona	0.007	0.007	0.007	0.007
Australian dollar	0.582	0.609	0.558	0.597
Indonesian rupiah[1]	0.056	0.058	0.053	0.059
New Zealand dollar	0.532	0.563	0.517	0.541
Papua New Guinean kina	0.227	0.245	0.211	0.237
Philippine peso[2]	0.016	0.016	0.015	0.017
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
[2] For the six month period ended 28 June 2024, the Philippine peso average rate is calculated as average from 23 February 2024 to 28 June 2024.
Note 2
OPERATING SEGMENTS
Description of segments and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.
The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Six Months Ended 27 June 2025			Six Months Ended 28 June 2024
	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	7,471	2,803	10,274	7,279	2,549	9,828
Comparable operating profit[1]	1,053	337	1,390	979	317	1,296
Items impacting comparability[2]			(26)			(154)
Reported operating profit			1,364			1,142
Total finance costs, net			(98)			(87)
Non-operating items			(6)			(10)
Reported profit before tax			1,260			1,045
[1] Comparable operating profit includes comparable depreciation and amortisation of €298 million and €143 million for Europe and APS respectively, for the six months ended 27 June 2025. Comparable depreciation and amortisation charges for the six months ended 28 June 2024 totalled €290 million and €123 million, for Europe and APS respectively.
[2] Items impacting the comparability of period-over-period financial performance for 2025 primarily include restructuring charges of €46 million, accelerated amortisation charges of €27 million, €2 million of deal and integration costs related to the Acquisition, offset by

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additional consideration received from the sale of a property in Germany of €30 million and a litigation provision reversal of €19 million. Items impacting the comparability for 2024 primarily include restructuring charges of €95 million, €11 million of deal and integration costs related to the Acquisition, impairment charges of €12 million, and accelerated amortisation charges of €28 million.

No single customer accounted for more than 10% of the Group’s revenue during the six months ended 27 June 2025 and 28 June 2024.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	27 June 2025	28 June 2024
Revenue	€ million	€ million
Great Britain	1,697	1,594
Iberia[1]	1,555	1,570
Germany	1,547	1,540
France[2]	1,261	1,219
Belgium/Luxembourg	536	526
Netherlands	412	380
Norway	212	204
Sweden	210	207
Iceland	41	39
Total Europe	7,471	7,279
Australia	1,176	1,169
Philippines	995	702
New Zealand and Pacific Islands	312	326
Indonesia	195	235
Papua New Guinea	125	117
Total APS	2,803	2,549
Total CCEP	10,274	9,828
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue during the period, after deducting the weighted average number of treasury shares held. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	27 June 2025	28 June 2024
Profit after taxes attributable to equity shareholders (€ million)	913	797
Basic weighted average number of Shares in issue[1] (million)	459	460
Effect of dilutive potential Shares[2] (million)	—	—
Diluted weighted average number of Shares in issue[1] (million)	459	460
Basic earnings per share (€)[3]	1.99	1.73
Diluted earnings per share (€)[3]	1.99	1.73
[1] As at 27 June 2025 and 28 June 2024, the Group had 457,224,052 and 460,371,583 Shares, respectively, in issue. As at 27 June 2025, the Group held 530,509 Shares that were acquired in the market by Coca-Cola Europacific Partners plc Employee Benefit Trust (see Note 9), classified as treasury shares for accounting purposes. The Shares held by the trust are excluded from the calculation of basic and diluted earnings per share. The Group held no treasury shares as at 28 June 2024.
[2] For the six months ended 27 June 2025 and 28 June 2024, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
[3] Basic and diluted earnings per share are calculated prior to rounding.

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Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 27 June 2025:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2024	12,749	4,687
Additions	80	—
Amortisation expense	(89)	—
Currency translation adjustments	(306)	(143)
Net book value as at 27 June 2025	12,434	4,544
Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 27 June 2025:

Total
€ million
Net book value as at 31 December 2024	6,434
Additions	405
Disposals	(8)
Transfers to assets held for sale	(33)
Depreciation expense	(380)
Currency translation adjustments	(219)
Net book value as at 27 June 2025[1]	6,199
[1] The net book value of property, plant and equipment includes right of use assets of €693 million.
Note 6
ASSETS HELD FOR SALE
Assets classified as held for sale as at 27 June 2025 and 31 December 2024 were €70 million and €46 million, respectively. These assets primarily consist of properties expected to be sold in the near future.
Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2024 consolidated financial statements.
The fair values of the Group’s cash and cash equivalents, short term investments, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s investments in money market funds, which are classified as financial assets at fair value through profit or loss as they do not meet the solely payments of principle and interest criterion, as at 27 June 2025 and 31 December 2024, were €323 million and €241 million, respectively.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 27 June 2025 and 31 December 2024, was €11.4 billion and €10.7 billion, respectively. This compared to the carrying value of total borrowings as at 27 June 2025 and 31 December 2024 of €12.0 billion and €11.3 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.

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The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 27 June 2025 and 31 December 2024, the total value of derivative assets was €67 million and €200 million, respectively. As at 27 June 2025 and 31 December 2024, the total value of derivative liabilities was €236 million and €206 million, respectively. During the six months ended 27 June 2025, a loss of €103 million (28 June 2024: gain of €35 million) was recorded within Other Comprehensive Income, primarily related to changes in fair value of foreign currency hedges.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between levels during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes to the Group’s risk management policies since the year end.
Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	27 June 2025	31 December 2024
	€ million	€ million
Non-current:
Euro denominated bonds[1], [2], [3]	7,867	7,903
Foreign currency bonds (swapped into Euro)[4]	427	478
Australian dollar denominated bonds	257	295
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)[1], [4]	318	330
PHP Term loan due 2034	353	387
Lease obligations	533	547
Total non-current borrowings	9,755	9,940

Current:
Euro denominated bonds[1],[5]	1,645	1,150
Australian dollar denominated bonds	46	31
Philippines peso denominated loans[6]	30	49
Euro commercial paper[7]	355	—
Lease obligations	181	161
Total current borrowings	2,257	1,391
[1] Some bonds are fully or partially designated in a fair value hedge relationship.
[2] In June 2025, the Group issued €300 million Floating Rate Notes maturing in 2027.
[3] In June 2025, the Group issued €500 million 3.125% Notes maturing in 2031.
[4] The Group uses cross-currency swaps to convert foreign currency bonds into the required local currency.
[5] In May 2025, the Group repaid on maturity the outstanding amount related to the €350 million 2.375% Notes 2025.
[6] In February 2025, the Group repaid on maturity the outstanding amount related to the PHP3.5 billion 6.000% Loan.
[7] During six months ended 27 June 2025, the Group issued €5,346 million and repaid €4,991 million Euro commercial paper. During six months ended 28 June 2024, the Group issued €4,778 million and repaid €3,645 million Euro commercial paper. The issuance net of repayments of Euro commercial paper is presented as changes in short-term borrowings in our condensed consolidated interim statement of cash flows.

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Note 9
EQUITY
Share Capital
As at 27 June 2025, the Company had issued and fully paid 457,224,052 Shares (31 December 2024: 460,947,057 Shares) with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. During the six months ended 27 June 2025, the Group issued 851,256 Shares (1,170,765 Shares for the six months ended 28 June 2024) in connection with its current share-based compensation plans.
Share buyback programme
In February 2025, the Group launched a share buyback programme of up to €1 billion to be completed over a 12-month period. All shares repurchased under the programme are subject to cancellation. For the six months ended 27 June 2025, 4,574,261 shares were repurchased and cancelled. The total consideration paid for the repurchase of shares during the six months ended 27 June 2025, including transaction costs, approximated €365 million and was recognised as a deduction from retained earnings. No shares were repurchased during six months ended 28 June 2024.
Treasury shares
As at 27 June 2025, the total consideration of the Shares acquired by the Coca-Cola Europacific Partners plc Employee Benefit Trust (referred to as “the Trust”) of €40 million (31 December 2024: €7 million), including directly attributable costs, was deducted from retained earnings. As at 27 June 2025, the Trust held 530,509 Shares (31 December 2024: held 92,564 Shares) classified as treasury shares for accounting purposes. The Shares held by the Trust are excluded from the calculation of earnings per share (see Note 3).
Dividends are waived on all Shares held with this classification by the Trust.
Dividends
During the first six months of 2025, the Board declared a first half dividend of €0.79 per share, which was paid on 27 May 2025. During the first six months of 2024, the Board declared a first half dividend of €0.74 per share, which was paid on 23 May 2024.
Non-controlling interests
As at 27 June 2025 and 31 December 2024, equity attributable to non-controlling interests was €477 million and €496 million, respectively.
Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	27 June 2025	28 June 2024
	€ million	€ million
Amounts affecting revenue[1]	72	68
Amounts affecting cost of sales[2]	(2,381)	(2,332)
Amounts affecting operating expenses[3]	—	(1)
Total net amount affecting the consolidated income statement	(2,309)	(2,265)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to certain costs associated with new product development initiatives and reimbursement of certain marketing expenses.

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The following table summarises the transactions with TCCC that impacted the consolidated statement of financial position as at the dates presented:

	27 June 2025	31 December 2024
	€ million	€ million
Amount due from TCCC	96	76
Amount payable to TCCC	442	320
Transactions with Cobega companies
The principal transactions with Cobega are for the purchase of juice concentrate and packaging materials. The following table summarises the transactions with Cobega that directly impacted the condensed consolidated interim income statement for the periods presented:

	Six Months Ended
	27 June 2025	28 June 2024
	€ million	€ million
Amounts affecting revenues[1]	1	1
Amounts affecting cost of sales[2]	(37)	(35)
Amounts affecting operating expenses[3]	(3)	(6)
Total net amount affecting the consolidated income statement	(39)	(40)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of packaging materials.
[3] Amounts principally relate to maintenance and repair services and transportation.
The following table summarises the transactions with Cobega that impacted the consolidated statement of financial position as at the dates presented:

	27 June 2025	31 December 2024
	€ million	€ million
Amount due from Cobega	1	7
Amount payable to Cobega	25	32
Transactions with Other Related Parties
For the six months ended 27 June 2025 and 28 June 2024 the Group recognised charges in cost of sales of €108 million and €104 million, respectively, in connection with transactions that have been entered into with joint ventures, associates and other related parties predominantly for the purchase of resin as well as container deposit scheme charges in Australia.
Transactions with joint ventures, associates and other related parties that impacted the condensed consolidated interim statement of financial position as at 27 June 2025 include €5 million in amounts receivable from related parties and €27 million in amounts payable to related parties, respectively. As at 31 December 2024 amounts receivable from related parties and amounts payable to related parties included €6 million and €21 million respectively related to transactions with joint ventures, associates and other related parties.
There are two post-employment defined benefit plan entities (Coca-Cola Bottlers Philippines, Inc. Retirement plan and Philippine Beverage Partners, Inc. Retirement Plan) that are considered related parties to the Group. For the six months ended 27 June 2025 and 28 June 2024, the Group made contributions to the retirement plans amounting to €5 million and €6 million, respectively.
Note 11
TAXES
Income Tax expense
Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 26% and 22% for the six months ended 27 June 2025 and 28 June 2024, respectively, and 25% for the year ended 31 December 2024. The ETR has been calculated by applying the weighted average annual ETR, excluding discrete items, of 26% and 27% to the profit before tax for the six months ended 27 June 2025 and 28 June 2024, respectively.

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The ETR of 26% which is higher than statutory UK rate of 25% reflects the impact of having operations outside the UK which are taxed at rates other than the statutory UK rate and adjustments made in respect of prior periods.
The following table summarises the major components of income tax expense for the periods presented:

	27 June 2025	28 June 2024
	€ million	€ million
Current income tax:
Current income tax charge	303	289
Adjustment in respect of current income tax from prior periods	(1)	(47)
Total current tax	302	242
Deferred tax:
Relating to the origination and reversal of temporary differences	22	(12)
Adjustment in respect of deferred income tax from prior periods	1	—
Relating to changes in tax rates or the imposition of new taxes	(2)	4
Total deferred tax	21	(8)
Income tax charge per the consolidated income statement	323	234
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 27 June 2025, €295 million (31 December 2024: €267 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.

The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Global Minimum Top-Up Tax
The Group is in scope of the Pillar Two tax legislation and is subject to global minimum top-up taxes in relation to its operations in several countries.

No material liability has been recognised in the Group’s condensed consolidated interim financial statements as of the six-month period ended 27 June 2025.

In preparing these condensed consolidated interim financial statements, the Group has applied the mandatory exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up tax.

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Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2024	250	100	350
Charged/(credited) to profit or loss:
Additional provisions recognised	28	5	33
Unused amounts reversed[2]	(2)	(29)	(31)
Utilised during the period	(95)	(4)	(99)
Translation	(1)	(2)	(3)
Balance as at 27 June 2025	180	70	250
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
[2] The reversal of unused amounts primarily reflects a reduction in the provision previously recognised in relation to an ongoing labour law     matter in Germany. Based on the latest assessment, no future cash outflows are expected in connection with this matter.
Restructuring programmes
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focusses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During the first half of 2025, as part of this efficiency programme, the Group announced restructuring proposals resulting in €46 million of recognised costs primarily related to expected severance payments.
Guarantees
As of 27 June 2025, the Group has issued guarantees to third parties of €919 million (31 December 2024: €892 million), primarily relating to ongoing litigations and tax matters in certain territories. No significant additional liabilities in the accompanying condensed consolidated interim financial statements are expected to arise from the guarantees issued.
Commitments
There have been no significant changes in commitments since 31 December 2024.
Contingencies
There have been no significant changes in contingencies since 31 December 2024.
Refer to Note 24 of the 2024 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 13
OTHER INCOME
For the six months ended 27 June 2025 and 28 June 2024, other income totalled €30 million and nil, respectively.
During the first half of 2025, the Group recognised €30 million of other income related to additional consideration received from the sale of a property located in Germany.
Note 14
EVENTS AFTER THE REPORTING PERIOD
On 11 July 2025, Germany substantively enacted legislation to reduce its corporate income tax rate by 1 percentage point per annum over a five-year period, from 2028 to 2032, ultimately lowering the rate to approximately 25%.
As this legislative change was substantively enacted after the Group’s balance sheet date of 27 June 2025, but before the interim financial statements were authorised for issue, it is considered a non-adjusting event in accordance with IAS 10 - Events After the Reporting Period. Accordingly, the deferred tax balances have not been remeasured as at the reporting date.
The Group is currently assessing the impact of the remeasurement, and it is expected that the rate change will result in a reduction in deferred tax liabilities, not exceeding €70 million.
On 24 July 2025, the Supreme Court of Spain released its ruling on a tax jurisdiction dispute, determining whether the Spanish Tax Authorities (“STA”) or the Tax Authorities of Bizkaia (Basque Country, referred to as “BTA”) are responsible for collecting VAT from the Group in relation to its operations carried out in the Basque territory between 2013 and 2016. Further details regarding this dispute can be found in Note 26 of our 2024 Annual Report.

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As a result of the ruling, the STA is required to refund approximately €250 million in VAT, including interest, to the Group. Conversely, the Group must repay approximately €280 million, including interest, to the BTA for VAT received in December 2022. The €30 million difference between the receivable from the STA and the payable to the BTA is attributable to previously recognised balance sheet positions. The Supreme Court’s decision upholds the principle of VAT neutrality in jurisdictional disputes.
As the ruling constitutes an adjusting post-balance sheet event, as at 27 June 2025, the Group has recognised a VAT receivable of €250 million from the STA, and a VAT payable of €280 million to the BTA. Both amounts are expected to be settled concurrently.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 6 August 2025	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer